Commission File Number 001-31914

Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

SUPPLEMENTARY NOTICE OF THE ANNUAL GENERAL MEETING

Reference is made to the notice of the Annual General Meeting (the “Notice”) of China Life Insurance Company Limited (the “Company”) dated 5 April 2012. As set out in the Notice, the board of directors (the “Board”) of the Company resolved to propose at the Annual General Meeting the resolutions (including ordinary resolutions and special resolutions) contained in the Notice for its shareholders’ consideration and approval.

SUPPLEMENTARY NOTICE IS HEREBY GIVEN that in addition to the resolutions contained in the Notice, the following supplementary ordinary resolution proposed by China Life Insurance (Group) Company (the controlling shareholder of the Company, holding 68.37% of the issued share capital of the Company) was submitted to the Company in accordance with the articles of association of the Company and the relevant regulations:

As an ordinary resolution:

11. To consider and approve the election of Mr. Yang Mingsheng as an Executive Director of the Company.

Mr. Yang Mingsheng (“Mr. Yang”), born in 1955, Chinese, has been the chairman of China Life Insurance (Group) Company since March 2012. Mr. Yang has many years of experience in financial industry. He acted as vice chairman of China Insurance Regulatory Commission from 2007 to 2012, and worked for Agricultural Bank of China from 1980 to 2007, where he held various positions such as vice president of Shenyang Branch, head of Industrial Credit Department and president of Tianjin Branch. He was appointed as vice president of Agricultural Bank of China in 1997 and was then promoted to president of Agricultural Bank of China in 2003. Mr. Yang, a senior economist, graduated from the Faculty of Finance of Nankai University majoring in monetary banking with a master’s degree in economics.

Mr. Yang will enter into a service contract with the Company and his term of office shall be effective on its commencement date and end on the expiry of the term of the third session of the Board, and is renewable upon re-election when it expires. During his term of office as an Executive Director of the Company, Mr. Yang will receive emolument from the Company including salary, bonus and allowance. The Company will provide pension fund scheme for Mr. Yang. The emolument of Executive Directors of the Company is determined by reference to the relevant remuneration system of the Company. The Nomination and Remuneration Committee of the Company is responsible for determining the annual remuneration scheme, which shall be subject to the approvals of the Board meeting and the shareholders’ general meeting. Mr. Yang’s appointment as an Executive Director of the Company is subject to the approval of China Insurance Regulatory Commission.

Commission File Number 001-31914

Mr. Yang has not held any directorships in other listed public companies in the last three years, and does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong. Save as disclosed above, Mr. Yang does not hold any other position with the Company or any of its subsidiaries, and is not connected with any other Director, senior management officer or substantial or controlling shareholder of the Company.

Further, there is nothing in respect of Mr. Yang which needs to be disclosed pursuant to Rules 13.51(2) (h) to (v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, nor is there anything which needs to be brought to the attention of the shareholders of the Company.

The Directors reviewed and approved the proposal in relation to the nomination of Mr. Yang as a candidate for Executive Director of the Company at the eighteenth meeting of the third session of the Board. The Directors consider that the proposed ordinary resolution for the election of Mr. Yang as an Executive Director of the Company is in the interest of the Company and its shareholders as a whole. Accordingly, the Directors recommend that all shareholders vote in favour of the resolution to be proposed at the Annual General Meeting as set out in this supplementary notice.

By Order of the Board

China Life Insurance Company Limited

Heng Kwoo Seng

Company Secretary

Hong Kong, 27 April 2012

As at the date of this announcement, the Board comprises:

Executive Directors: Yuan Li, Wan Feng, Lin Dairen, Liu Yingqi

Non-executive Directors: Miao Jianmin, Shi Guoqing, Zhuang Zuojin

Independent Non-executive Directors: Ma Yongwei, Sun Changji, Bruce Douglas Moore, Anthony Francis Neoh

Notes:

1. The supplementary proxy form for the above ordinary resolution is attached to this supplementary notice.

2. Please refer to the Notice dated 5 April 2012 for details in respect of the other resolutions to be put forward at the Annual General Meeting, eligibility for attending the Annual General Meeting, proxy, registration procedures, closure of register of members and other relevant matters.